UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 30, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated September 30, 2011 entitled “NXP strengthens Asian presence with appointment of Loh Kin Wah to management team”.

Exhibits

1.	press release dated September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 30th day of September 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP strengthens Asian presence with appointment of Loh Kin Wah to management team

Former President and CEO of Qimonda AG brings over 30 years experience

Eindhoven, The Netherlands, October 1st, 2011 – NXP Semiconductors N.V. (Nasdaq: NXPI) today announced the appointment of Mr. Loh Kin Wah as a member of NXP’s management team and as executive vice president, sales & marketing. Mr. Loh, who will be based in Singapore, brings over 30 years of experience in the semiconductor industry and an in-depth knowledge of the Asian market.

Most recently, Mr. Loh was the President and CEO of Qimonda AG following its spin-out from Infineon Technologies AG. Prior to this appointment, he was a member of the Infineon AG Executive Management Board responsible for the Communication Business Group and subsequently the Memories Product Group.

“Loh has a fantastic insight into the challenges and demands of the Asian market, and his appointment will significantly strengthen our presence in the region as we continue to expand there,” said Rick Clemmer, president and CEO, NXP Semiconductors. “Loh’s extensive experience and his proven ability to sell solutions rather than just products is a perfect strategic fit for us. I’m confident that NXP will benefit tremendously from his deep understanding of the semiconductor industry and of customer needs. We are delighted to have someone of Loh’s caliber join us and strengthen our management team.”

Mr. Loh has held a series of management positions within Infineon AG and its parent company Siemens AG, both in Europe and Asia. He was the Asia Pacific Regional President for Infineon AG; General Manager and Production Manager of Siemens Components Pte Ltd of Singapore; and Manufacturing Manager for Siemens Components Production facilities in Germany and Malaysia.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. Additional information can be found by visiting www.nxp.com.

Media and Investor Relations contacts:

Media

Pieter van Nuenen

+ 31 40 272 5398

pieter.van.nuenen@nxp.com

Investor Relations

Jeff Palmer

+1 408 474 5111

jeff.palmer@nxp.com